Exhibit 99.48

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To the shareholders of Theratechnologies Inc. (the “Corporation”):

NOTICE IS HEREBY GIVEN that an annual meeting of shareholders (the “Meeting”) of the Corporation will be held at the McCord Museum, 690 Sherbrooke Street West, Montreal, Québec, on Wednesday, May 15, 2019 at 10:00 a.m. (Eastern Time) for the following purposes:

(1)	to receive the consolidated financial statements for the fiscal year ended November 30, 2018, as well as the auditors’ report thereon;

(2)	to elect directors for the ensuing year;

(3)	to appoint auditors for the ensuing year and authorize the directors to set their compensation;

(4)

to consider and if deemed advisable, to pass Resolution 2019-1 (the text of which is attached as Appendix “A” to the accompanying Management Proxy Circular), with or without amendments, ratifying the amendments and the renewal of the shareholder rights plan of the Corporation which has been in force since February 10, 2010, the whole as described in the accompanying Management Proxy Circular; and

(5)	to transact such other business as may properly come before the Meeting.

Only persons registered as shareholders on the records of the Corporation as of the close of business on April 12, 2019 are entitled to receive notice of, and to vote or act at, the Meeting. No person who becomes a shareholder after such date will be entitled to vote or act at the Meeting or any adjournment thereof.

A shareholder who is unable to attend the Meeting in person may appoint another person (who need not be a shareholder of the Corporation) to represent him or her at the Meeting by completing the enclosed form of proxy and returning same to the Corporate Secretary of the Corporation, c/o Computershare Trust Company of Canada, 1500 Robert-Bourassa Boulevard, 7th Floor, Montreal, Québec, Canada H3A 3S8, prior to 5:00 p.m. (Eastern Time) on May 13, 2019.

DATED at Montreal, Québec, Canada, April 12, 2019

BY ORDER OF THE BOARD OF DIRECTORS

(signed) Jocelyn Lafond

Jocelyn Lafond Vice President, Legal Affairs, and Corporate Secretary Theratechnologies Inc. 2015 Peel Street, 11th Floor Montreal, Québec, Canada H3A 1T8